EXHIBIT 21.1
Subsidiaries of EXP OldCo Winddown, Inc.

Name	Jurisdiction of Formation
Project Pine TopCo Winddown, LLC	Delaware
Project Pine Holding OldCo, LLC	Delaware
Project Pine OldCo, LLC	Delaware
Project Pine Finance OldCo Corp.	Delaware
Project Pine GC OldCo, LLC	Ohio
Project Pine Operations OldCo, LLC	Delaware
Project Pine Logistics OldCo, LLC	Delaware
Project Pine California OldCo, LLC	Delaware